November 8, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-0405

Attention: Mr. William H. Thompson, Accounting Branch Chief

Re:	Consolidated Water Co. Ltd.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed March 16, 2017

Form 10-Q for the Quarterly Period Ended June 30, 2017

Filed August 9, 2017

Definitive Proxy Statement on Schedule 14A

Filed April 12, 2017

File No. 0-25248

Ladies and Gentlemen:

Consolidated Water Co. Ltd. (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff's letter dated November 6, 2017 (the “Comment Letter”), regarding the Commission's review of the above referenced filings. The Comment Letter requests that the Company respond within ten (10) business days from the date thereof, or inform the Staff of when the Company would provide a response. As discussed with Driscoll Ugarte, the Company's outside U.S. counsel at Duane Morris LLP, the Company respectfully requests an additional extension until December 5, 2017 to respond to the Comment Letter. The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than December 5, 2017. Should you have any questions regarding the request made herein, please do not hesitate to contact me at (954) 509-8200. Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/ David W. Sasnett
Chief Financial Officer

cc:	Donna Di Silvio, Staff Accountant

Scott Anderegg, Staff Attorney

Mara Ransom, Assistant Director

Frederick W. McTaggart, Chief Executive Officer and President

Driscoll R. Ugarte, Esq.